July 8, 2010

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010
Definitive Proxy Statement Filed April 12, 2010
Form 8-K Filed April 21, 2010
Form 10-Q for Quarterly Ended Period March 31, 2010 Filed May 7, 2010
File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) received your letter dated July 1 2010, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, Definitive Proxy Statement for the year ended December 31, 2009, Form 8-K filed April 21, 2010, and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before July 30, 2010.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission
Ruth Porat, Chief Financial Officer